UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

OM Asset Management plc

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G67506108

(CUSIP Number)

Suren S. Rana

HNA Capital (U.S.) Holding LLC

c/ HNA Capital International

850 Third Avenue

16th Floor

New York, NY 10022

+1 (929) 281-2641

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Gary I. Horowitz

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

T: +1 (212) 455-7113

May 12, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons HNA Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,414,676
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,414,676
11.	Aggregate amount beneficially owned by each reporting person 11,414,676
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.4%
14.	Type of reporting person (see instructions) CO

1.	Names of reporting persons HNA Capital Group Co. Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,414,676
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,414,676
11.	Aggregate amount beneficially owned by each reporting person 11,414,676
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.4%
14.	Type of reporting person (see instructions) CO

1.	Names of reporting persons HNA Capital (Hong Kong) Holding Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong Special Administrative Region
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,414,676
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,414,676
11.	Aggregate amount beneficially owned by each reporting person 11,414,676
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.4%
14.	Type of reporting person (see instructions) CO

1.	Names of reporting persons Aleron Investments, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,414,676
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,414,676
11.	Aggregate amount beneficially owned by each reporting person 11,414,676
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.4%
14.	Type of reporting person (see instructions) CO

1.	Names of reporting persons HNA Capital (U.S.) Holding LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,414,676
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,414,676
11.	Aggregate amount beneficially owned by each reporting person 11,414,676
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.4%
14.	Type of reporting person (see instructions) OO

1.	Names of reporting persons HNA Eagle Holdco LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) BK, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,414,676
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,414,676
11.	Aggregate amount beneficially owned by each reporting person 11,414,676
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.4%
14.	Type of reporting person (see instructions) OO

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of OM Asset Management plc, a company incorporated and registered in England and Wales (the “Issuer”). The principal executive offices of the Issuer are located at 5th Floor Millennium Bridge House, 2 Lambeth Hill, London EC4V 4GG.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) - (c) This Statement is filed by (i) HNA Group Co., Ltd. (“HNA Group”), (ii) HNA Capital Group Co., Ltd. (“HNA Parent”), (iii) HNA Capital (Hong Kong) Holding Co., Ltd. (“HNA HK”), (iv) Aleron Investments, Ltd. (“Aleron”), (v) HNA Capital (U.S.) Holding LLC (“HNA Capital”) and (vi) HNA Eagle Holdco LLC (“HNA Eagle”) (each, a “Reporting Person” and collectively, “the “Reporting Persons”).

HNA Group is a People’s Republic of China (“PRC”) company. HNA Group is a conglomerate holding investments in airlines, hotels, shipping, logistics, banking and leasing companies. HNA Group is majority-owned by Hainan Traffic Administration Holding Co., Ltd., a PRC company (“Hainan Traffic”). Hainan Traffic is 50% owned by Sheng Tang Development (Yangpu) Co., Ltd., a PRC company (“Sheng Tang”). Sheng Tang is majority-owned by Hainan Province Cihang Foundation, a PRC non-profit organization (“Cihang”). None of Hainan Traffic, Sheng Tang or Cihang exercises control over HNA Group or has any voting or dispositive power with respect to any of the Ordinary Shares. The principal business address is HNA Building, No. 7 Guoxing Road, Haikou, 570203, People’s Republic of China.

HNA Parent is a PRC company and a wholly-owned subsidiary of HNA Group. HNA Parent is principally involved in the business of equipment leasing, asset management, insurance, investment banking, securities and credit services. The principal business address is HNA Building, No. 7 Guoxing Road, Haikou, 570203, People’s Republic of China.

HNA HK is a Hong Kong company and wholly-owned subsidiary of HNA Parent. HNA HK is principally an investment holding company. The principal business address is 23/F., Arion Commercial Centre, 2-12 Queen’s Road West, Hong Kong.

Aleron is a limited company organized under the laws of the British Virgin Islands and wholly-owned subsidiary of HNA HK. Aleron is principally an investment holding company. The principal business address is 23/F HNA Plaza, Jia No. 26 Xiaoyun Road, Chaoyang District, Beijing P.R. China, 100125.

HNA Capital is a Delaware limited liability company and a direct wholly-owned subsidiary of Aleron. HNA Capital is principally in the business of making investments in financial services companies and real estate. The principal business address is 850 Third Avenue 16th Floor, New York, NY 10022.

HNA Eagle is a Delaware limited liability company and a direct wholly-owned subsidiary of HNA Capital. HNA Eagle is a holding entity formed for the purpose of consummating the transactions described in this Statement. The principal business address is 850 Third Avenue 16th Floor, New York, NY 10022.

(d) During the last five years, none of the Reporting Persons nor, to their knowledge, any of their directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any of their directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person are set forth on Schedule A attached hereto, and Schedule A is incorporated herein by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate amount of funds used by HNA Eagle to purchase from Old Mutual (as defined below) and OM Group UK (as defined below) the 11,414,676 Tranche 1 Shares (as defined below) was $174,644,542.80. The source of funds used in connection with the purchase of the Tranche 1 Shares was funds of HNA Eagle and its affiliates available for investment and, as more fully described in Item 6 below, proceeds from a margin loan facility pursuant to the Margin Loan Documentation (as defined below).

ITEM 4.	PURPOSE OF TRANSACTION.

The purpose of the transactions described in this Statement is for the Reporting Persons to acquire a strategic minority interest in the Issuer. The Reporting Persons intent to routinely review their investment in the Issuer. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other shareholders from time to time with respect to operational, strategic, financial or governance matters, or otherwise work with management and the Board with a view to maximizing shareholder value. Subject to the restrictions contained in the Share Purchase Agreement (as defined below) and described in Item 6 hereof, the Reporting Persons may seek to sell or otherwise dispose of some or all of the securities of the Issuer from time to time and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block trades or otherwise. Subject to the Share Purchase Agreement, any transaction that any of the Reporting Persons may pursue may be made at the time and from the time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investments and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

Pursuant to the terms of the Share Purchase Agreement, Old Mutual will designate, an individual selected by HNA Capital, to be appointed to the Issuer’s Board until the earlier of the Tranche 2 (as defined below) closing and the termination of the Share Purchase Agreement prior to the Tranche 2 closing.

As more fully described in Item 6 below, HNA Capital intends to acquire an additional number of shares representing, together with the interests acquired in Tranche 1, an aggregate of approximately 24.95% of the economic and voting power of the outstanding Ordinary Shares.

Upon the closing of Tranche 2, Old Mutual and OM Group UK must assign to HNA Eagle the right to designate two directors to the Issuer’s Board. HNA Eagle intend to exercise this right and designate two directors to the Board. Following such designation, HNA Capital’s designees to the Board, may, in such capacity, have influence over corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

However, if Tranche 2 is not consummated for any reason, HNA Capital will no longer have the right to have any designee on the Issuer’s Board (including such individual selected by HNA Capital and appointed by Old Mutual at the Tranche 1 closing date).

Except as described in this Statement, the Reporting Persons do not have any other present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence the Board or management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

The information set forth in Item 6 of this Statement is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Statement are incorporated herein by reference. As of the date hereof, HNA Eagle is the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and each other Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to 11,414,676 Ordinary Shares, representing approximately 10.4% of the outstanding Ordinary Shares (such percentage being based on 109,720,358 Ordinary Shares outstanding as of May 19, 2017, as set forth in the Issuer’s prospectus filed on May 15, 2017.

To the knowledge of the Reporting Persons, none of the persons set forth on Schedule A attached hereto beneficially owns any Ordinary Shares.

(c) Except as set forth below and elsewhere in this Schedule 13D, no Reporting Person or, to the best knowledge of the Reporting Persons, any other person identified on Schedule A hereto, has effected any transaction in the Ordinary Shares in the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

The information set forth in Items 4 and 6 is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Transaction

On March 24, 2017, HNA Capital entered into a share purchase agreement with Old Mutual plc, a company incorporated and registered in England and Wales with company number 3591559 (“Old Mutual”), and OM Group (UK) Limited, a company incorporated and registered in England and Wales with company number 3591572 (“OM Group UK”) (as it may be amended from time to time, the “Share Purchase Agreement”). Pursuant to an assignment agreement, dated May 11, 2017, HNA Capital assigned its rights to acquire the Tranche 1 Shares and Tranche 2 Shares to HNA Eagle.

Pursuant to the Share Purchase Agreement, HNA Eagle (i) acquired from OM Group UK 11,414,676 Ordinary Shares, representing approximately 10.40% of the Ordinary Shares outstanding Ordinary Shares for $15.30 per share (such Ordinary Shares, the “Tranche 1 Shares” and such sale and purchase, “Tranche 1”), and (ii) will acquire from OM Group UK an additional number of Ordinary Shares (together with the depositary receipts representing 11,414,676 Ordinary Shares acquired in Tranche 1), that would equal 24.95% of the economic and voting power of the outstanding Ordinary Shares (such additional Ordinary Shares, the “Tranche 2 Shares” and such sale and purchase, “Tranche 2”).

Tranche 1 was consummated on May 12, 2017. The aggregate Tranche 1 purchase price was $174,644,542.80 (which amounts includes a deposit in the amount of $20,000,000 that HNA Capital delivered to OM Group UK concurrently with the execution and delivery of the Share Purchase Agreement).

The Share Purchase Agreement entered into in connection with the transactions described in this Schedule includes the terms described below.

Restrictions on Sale and Acquisitions

From the Tranche 1 closing date on May 12, 2017 until the earlier of (x) the date that OM Group UK ceases to own at least 10% of the outstanding Ordinary Shares (or depositary receipts representing such shares), and (y) the one year anniversary of the Tranche 2 closing date, HNA Eagle or any permitted assignee of HNA Eagle’s rights will be restricted from selling, transferring or otherwise disposing of the Tranche 1 Interests or Tranche 1 Shares or Tranche 2 Interests or Tranche 2 Shares.

In addition, should the Share Purchase Agreement be terminated in accordance with its terms prior to the Tranche 2 closing date, HNA Eagle or any permitted assignee of HNA Eagle’s rights will be restricted from selling, transferring or otherwise disposing of the Tranche 1 Interests or Tranche 1 Shares until the earlier of (a) the one year anniversary of the date of such termination and (b) the date that OM Group UK ceases to own at least 10% of the outstanding Ordinary Shares or depositary receipts representing such Ordinary Shares. However, unless the foregoing restrictions have terminated pursuant to clause (b), during the period between the date that is six months after the date of such termination and the one year anniversary of the date of such termination, if OM Group UK intends to sell any of its Ordinary Shares or depositary receipts representing Ordinary Shares, then OM Group UK must give HNA Eagle three business days’ prior written notice of its intention to make such sale (and if known, the price) and, subject to OM Group UK’s consummation of such sale, HNA Eagle will be entitled to participate in such sale (upon notice to OM Group UK by the close of business on the day prior to the date on which OM Group UK intends to make such a sale) on a pro rata basis based on the number of shares owned by HNA Eagle and by OM Group UK as of the date of such termination and on the same terms as OM Group UK (including as to price, market discount and brokerage fees). From the date of the Share Purchase Agreement to the earlier of the Tranche 2 closing and the termination of the Share Purchase Agreement prior to the Tranche 2 closing, except as contemplated by the Share Purchase Agreement or any ancillary agreement, HNA Eagle or any person with which HNA Eagle is acting in concert are restricted from, directly or indirectly, owning or acquiring Ordinary Shares.

Board Representation

Pursuant to the terms of the Share Purchase Agreement, Old Mutual will designate an individual selected by HNA Capital, to be appointed to the Issuer’s Board until the earlier of the Tranche 2 closing and the termination of the Share Purchase Agreement prior to the Tranche 2 closing.

Upon consummation of Tranche 2, Old Mutual and OM Group UK will assign to HNA Eagle the right under the Shareholder Agreement to designate two directors to the Board. The Reporting Persons intend to exercise this right and designate two directors to the Board.

If, however, Tranche 2 is not consummated for any reason, HNA Capital will no longer have the right to have any designee on the Issuer’s Board (including such individual selected by HNA Capital and appointed by Old Mutual at the Tranche 1 closing date).

Assignment of certain rights under Shareholder Agreement

In addition to assigning its right to designate two directors to the Issuer’s Board, Old Mutual and OM Group UK have agreed to assign to HNA Eagle, effective as of the Tranche 2 closing, all of their other rights that are assignable under the Shareholder Agreement, except for certain limited rights that Old Mutual and OM Group UK are retaining.

Assignment of Registration Rights

Pursuant to the Share Purchase Agreement, effective as of the Tranche 1 closing, Old Mutual and OM Group UK assigned to HNA Eagle, registration rights with respect to the Tranche 1 Shares pursuant to the Registration Rights Agreement, dated as of October 8, 2014 by and among the Issuer, Old Mutual and OM Group UK (the “Registration Rights Agreement”). HNA Eagle has unlimited piggyback registration rights in any offering by the Issuer with respect to the Tranche 1 Shares.

Effective as of the Tranche 2 closing, Old Mutual and OM Group UK will have the obligation to assign to HNA Eagle registration rights under the Registration Rights Agreement with respect to the Tranche 2 Shares.

Registration rights assigned to HNA Eagle will be transferable to a subsequent transferee who acquires registrable securities representing at least 7% of the outstanding Ordinary Shares of the Issuer.

Margin Loan Facility

HNA Eagle has entered into a Margin Loan Agreement dated as of May 11, 2017 (as amended from time to time, the “Loan Agreement”) with the lenders party thereto (each, a “Lender” and collectively, the “Lenders”) and JPMorgan Chase Bank, N.A., London Branch, as administrative agent and calculation agent (the “Administrative Agent”).

In connection with the Loan Agreement, (i) HNA Eagle has entered into a Pledge and Security Agreement dated as of May 11, 2017, with the Administrative Agent and the Lenders party thereto (the “Pledge and Security Agreement”); (ii) HNA Eagle entered into Account Control Agreements dated as of May 11, 2017 with Deutsche

Bank Trust Company Americas, as intermediary, and each Lender, respectively (together, the “Control Agreements”); (iii) the Issuer has entered into issuer agreements dated as of May 11, 2017, with each Lender, respectively, and the Administrative Agent (together, the “Issuer Agreements”); and (iv) HNA Eagle has entered into a settlement agreement, dated as of May 11, 2017, by and among the Lenders, Old Mutual, OM Group UK and each other party thereto (the “Settlement Agreement”, and together with the Loan Agreement, the Pledge and Security Agreements, the Control Agreements and the Issuer Agreement, and any borrowing notice and each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, the “Margin Loan Documentation”).

As of May 12, 2017, HNA Eagle has borrowed an aggregate of $81,500,000 (not including any interest paid in kind) under the Loan Agreement. Pursuant to the Pledge and Security Agreement, HNA Eagle’s obligations under the Loan Agreement are secured by a pledge of Ordinary Shares owned by HNA Eagle. As of May 12, 2017, HNA Eagle has pledged 11,414,676 Ordinary Shares (the “Pledged Shares”).

The loans under the Loan Agreement mature on or about August, 2020, subject to any mutually agreed extension. Upon the occurrence of certain events that are customary for these type of loans, the Lenders may exercise their rights to require HNA Eagle to pre-pay the loan proceeds or post additional collateral, and the Lenders may exercise their rights to foreclose on, and dispose of, the Pledged Shares and other collateral, in each case, in accordance with the Margin Loan Documentation.

The descriptions of the Share Purchase Agreement, Registration Rights Agreement and Loan Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is attached hereto as an exhibit and incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement and any amendment or amendments thereto, a copy of which is attached hereto as an exhibit and incorporated herein by reference.

The information set forth in Item 4 of this Statement is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement, dated as of May 22, 2017, by and among the Reporting Persons (filed herewith)

Exhibit B	Share Purchase Agreement, dated as of March 24, 2017, among HNA Capital (U.S.) Holding LLC, Old Mutual plc and OM Group (UK) Limited (filed herewith)

Exhibit C	Registration Rights Agreement, dated as of October 8, 2014, among OM Asset Management plc, OM Group (UK) Limited and Old Mutual plc (incorporated herein by reference to Exhibit 10.5 to Current Report on Form 8-K filed on October 20, 2014)

Exhibit D	Loan Agreement, dated as of May 11, 2017, among HNA Eagle Holdco LLC, each lender thereto and JPMorgan Chase Bank, N.A. (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 22, 2017

HNA Group Co., Ltd.

By:	/s/ Guang Yang
Name: Guang Yang Title: Chief Executive Officer, HNA Capital (U.S.) Holding LLC (Authorized Signatory)

HNA Capital Group Co., Ltd.

By:	/s/ Guang Yang
Name: Guang Yang Title: Chief Executive Officer, HNA Capital (U.S.) Holding LLC
(Authorized Signatory)

HNA Capital (Hong Kong) Holding Co., Ltd.

By:	/s/ Guang Yang
Name: Guang Yang Title: Chief Executive Officer, HNA Capital (U.S.) Holding LLC
(Authorized Signatory)

Aleron Investments, Ltd.

By:	/s/ Guang Yang
Name: Guang Yang Title: Chief Executive Officer, HNA Capital (U.S.) Holding LLC
(Authorized Signatory)

HNA Capital (U.S.) Holding LLC

By:	/s/ Guang Yang
Name: Guang Yang Title: Chief Executive Officer

HNA Eagle Holdco LLC

By:	/s/ Guang Yang
Name: Guang Yang Title: Chief Executive Officer

Schedule A

1.	HNA Group Co., Ltd.

The name, country of citizenship and current principal occupation of each director and executive officer of HNA Group Co., Ltd. (“HNA Group”), are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to HNA Group. The business address of each director and executive officer is HNA Building, No. 7, Guoxing Road, Haikou, Hainan Province, the People’s Republic of China. Unless otherwise indicated below, all of the persons listed below are citizens of the People’s Republic of China. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment
Wang Jian*	Chairman of the Board of Directors
Chen Feng*	Co-Chairman of the Board of Directors
Tan Xiangdong*	Vice Chairman of the Board of Directors and Chief Executive Officer; Chairman of the Board of Directors of HNA Innovation Finance Group Co., Ltd. (United States citizen)
Li Xianhua*	Executive Chairman of the Board of Directors
Chen Wenli*	Vice Chairman of the Board of Directors; Chairman of the Board of Directors of HNA Aviation Group Co., Ltd.
Zhang Ling*	Chairman of the Board of Directors of HNA Tourism Group Co., Ltd.
Lu Ying*	Vice Chairman of the Board of Directors
Huang Qijun*	Chairman of the Board of Directors of HNA Holding Group Co., Ltd.
Xin Di*	Chairman and Chief Executive Officer of HNA Tourism Group Co., Ltd.
Tang Liang*	Chairman of the Board of Directors of HNA Capital Group Co., Ltd.
Tong Fu*	Chairman of the Board of Directors of HNA Technology Logistics Group Co., Ltd.
Xu Zhoujin	Chief Financial Officer

2.	HNA Capital Group Co., Ltd.

The name, country of citizenship and current principal occupation of each director and executive officer of HNA Capital Group Co., Ltd. (“HNA Parent”), are set forth below. Each occupation set forth opposite an individual’s name refers to HNA Parent. The business address of each director and executive officer is HNA Building, No. 7, Guoxing Road, Haikou, Hainan Province, the People’s Republic of China. Unless otherwise indicated below, all of the persons listed below are citizens of the People’s Republic of China. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment
Tan Xiangdong*	Vice Chairman of the Board of Directors and Chief Executive Officer of HNA Group; Chairman of the Board of Directors of HNA Innovation Finance Group Co., Ltd. (United States citizen)
Huang Qijun*	Chairman of the Board of Directors of HNA Holding Group Co., Ltd.
Tang Liang*	Chairman of the Board of Directors of HNA Capital Group Co., Ltd.
Liu Xiaoyong*	Vice Chairman of HNA Group International Co Ltd and Director of HNA Capital Group
Jin Ping*	Vice Chairman, HNA Capital Group Co., Ltd.; Vice Chairman, Bohai Financial Investment Holding Group
Cheng Xiaoyun*	Chairman of Board of Supervisors of HNA Capital Group Co., Ltd.
Xu Gang*	Director and Vice Chairman of HNA Capital Group Co., Ltd.
Jin Chuan	CEO of HNA Capital Group Co., Ltd.
Jin Xi	CIO of HNA Capital Group Co., Ltd.
Zheng Hong	COO of HNA Capital Group Co., Ltd.

3.	HNA Capital (Hong Kong) Holding Co., Ltd.

The name, country of citizenship and current principal occupation of each director and executive officer of HNA Capital (Hong Kong) Holding Co., Ltd. (“HNA HK”), are set forth below. The business address of each director and executive officer is 23/F., Arion Commercial Centre, 2-12 Queen’s Road West, Hong Kong. All the persons listed below are citizens of the People’s Republic of China. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment
Jin Chuan*	CEO of HNA Capital Group; Director of HNA Capital (Hong Kong) Holding Co., Ltd.
Wang Hao*	Director of HNA Capital (Hong Kong) Holding Co., Ltd.; CIO of HNA Technology Group Lte; CEO of HNA Group International Co Ltd
Zhang Ying*	Director of HNA Capital (Hong Kong) Holding Co., Ltd.; Executive Director of Fund Management Department of HNA International in HK

4.	Aleron Investments, Ltd.

The name, country of citizenship and current principal occupation of the sole director of Aleron Investments, Ltd. (“Aleron”) are set forth below. The business address of the director is 23/F HNA Plaza, Jia No. 26 Xiaoyun Road, Chaoyang District, Beijing P.R. China, 100125. The director is a citizen of the People’s Republic of China.

Name	Current Principal Occupation or Employment
Cui Yijun	Director of Aleron Investments, Ltd.; Chief Innovation Officer of HNA Technology Group

5.	HNA Capital (U.S.) Holding LLC

The name, country of citizenship and current principal occupation of the sole director and executive officer of HNA Capital (U.S.) Holding LLC (“HNA Capital”) are set forth below. The business address of the sole director and executive officer is 850 Third Avenue 16th Floor, New York, NY 10022. The sole director and executive officer is a citizen of the United States.

Name	Current Principal Occupation or Employment
Yang Guang	CEO of HNA Capital (U.S.) Holding LLC; Director

6.	HNA Eagle Holdco LLC

The name, country of citizenship and current principal occupation of each director and executive officer of HNA Eagle Holdco LLC (“HNA Eagle”), are set forth below. The business address of each director and executive officer is 850 Third Avenue 16th Floor, New York, NY 10022. Unless otherwise indicated below, all of the persons listed below are citizens of the People’s Republic of China. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment
Yang Guang*	CEO of HNA Eagle Holdco LLC; Director (United States citizen)
Xian Qin	Treasurer